Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2008

Peter Wang
Chairman, Chief Executive Officer
China Biopharma, Inc.
75 Shuguang Road, Building B
Hangzhou, China 310007

Re: China Biopharma, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-KSB Amendment # 1 for Fiscal Year Ended December 31, 2007
Form 10-QSB for the Quarterly Period Ended June 30, 2008
Form 10-QSB Amendment # 1 to for quarterly period ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 000-50005

Dear Mr. Wang:

We have reviewed your November 12, 2008 response to our August 28, 2008 letter and have the following additional comments. Please revise your Form 10-KSB for the year ended December 31, 2007 and Form 10-Q for the quarterly period ended September 30, 2008 in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

As requested in our letter of August 28, 2008, in connection with responding to our comments, please provide, in your response letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment 1 to Form 10-KSB for the Year Ended December 31, 2007 filed November 12, 2008

Controls And Procedures

1. Your Form 8-K Item 4.02, filed November 12, 2008, correctly states that "Management believes that the Company's internal controls over financial reporting and disclosure were ineffective" as a result of the errors found in your Form 10-KSB for the year ended December 31, 2007. However, your Amendment 1 of Form 10-KSB for 2007, filed November 12, 2008, does not contain such revised conclusions. Please further revise your Amended Form 10-KSB to reflect that you have concluded that both your Internal Controls over Financial Reporting, under Item 308 of Regulation S-K, and your Disclosure Controls, under Item 307 of Regulation S-K, were ineffective at December 31, 2007.

Item 8. Financial Statements And Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

2. Refer to your response to our Comment No. 1. Our comment is repeated in part. Please have your auditors provide a revised Report of Independent Registered Public Accounting Firm that opines on the audited columns presenting results "For the Period From September 13, 2000 (Date of Inception) to December 31, 2007" included on both the "Consolidated Statements of Operations And Comprehensive Loss" and the "Consolidated Statements of Cash Flows." Further, the report should reference and discuss the "restatements" to the financial statements and dual dated opinion.

Consolidated Balance Sheet, page F-2

Other Receivables, page F-2

3. Refer to your response to our Comments No. 2 and 4. In your Response Letter you state that the $2.9 million in Other Receivables "represented the advance payment that we made for the purchase of merchandise inventory". However, in your Form 10-Q for the quarterly period ended September 30, 2008, your disclosure indicates that the $2.9 million was a loan from your wholly-owned subsidiary to its business partner, Beijing Guangtung Communications Co., Ltd. Revise the Notes To Consolidated Financial Statements in your Form 10-KSB for

the year ended December 31, 2007 to clarify the nature of this transaction. Disclose the nature of the merchandise you intended to purchase and the period over which you expected to sell it. Explain why it was necessary to pay in advance for such merchandise and how you considered the potential risks of doing so. Include a discussion of your business association with this company including what you mean by "business partner". Tell us if this is a related party to China Biopharma and how you determined that this amount is fully collectible within the next twelve month period and whether interest has been accrued.

4. Depending on your responses to Comment No. 3 above, tell us why you classified the use of these funds as operating cash flows in the consolidated statements of cash flows for the periods presented.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-4

5. Refer to your response to our Comment No. 3. Please combine similar transactions, presented in your Response Letter, by major classification and disclose in a revised Consolidated Statement of Changes in Stockholders' Equity. Please do the same for all years presented.

Notes To Consolidated Financial Statements

Note 1 Organization And Nature Of Business

Acquisition of China Biopharma Limited ("CBL"), page F-7

6. Refer to your response to our Comment No. 6. If this acquisition had a "relatively immaterial value", explain the $4.51 million credit to Additional Paid-In Capital, during fiscal year 2006, for the issuance of 3,065,000 shares of common stock. Refer to your Consolidated Statements of Changes in Stockholders' Equity (Deficit) on page F-4. Disclose the other financial statement effects of this transaction.

Revenue Recognition, page F-8

7. Your revenue recognition accounting policy does not appear to address the two different arrangements under which you distribute products discussed on page 5. For the periods ended December 31, 2006 and 2007 and the nine months ended September 30, 2008 provide us the amount of sales under each arrangement and how they are reported on the statement of operations. If commissions are not reported net explain why not including references to authoritative literature. Commissions should be reported separately from sales of product on the statement of operations.

Impairment Loss Of Goodwill, page F-8

8. Refer to your response to our Comment No. 7. We have the following additional comments:

   a) It appears that you paid $2.1 million for your 70% interest in HCBD. Please expand your disclosure to include a discussion of the amounts, facts and circumstances and accounting that lead to the creation of Goodwill from your acquisition of HCBD. Include an explanation of why all or most of the cost of your investment appears to have been allocated to Goodwill.
   b) Tell us where this transaction appears in your 2006 Consolidated Statements of Cash Flows.
   c) Disclose specifically how you determined the impairment to be only $304,093.

Note 7 – Related Party Transactions, page F-18

9. Refer to your response to our Comment No. 14. We have the following additional comments:

   d) Tell us the year you discontinued operations in this subsidiary and sold assets to an employee and the accounting literature supporting your reduction of additional paid-in-capital.
   e) Confirm if this is the same transaction you describe in your response to our Comment No. 5 and restated your financials to record a $40,000 loss.
   f) If so, tell us why, citing authoritative guidance, this $698,658 should not be expensed in the year 2006 Statement of Operations (along with the $40,000) and accounted for as a correction of an error under the guidance of SFAS 154 paragraphs 25 and 26.

Form 10-Q for the Nine Months Ended September 30, 2008

Item 1. Financial Statements

Consolidated Balance Sheet, page 4

Other Receivables, page 4

10. You state in your Response Letter dated November 12, 2008 that "as of the date of this reply, we collected more than 50% of the outstanding balance". Further, Note 6 – Uncollectible Other Receivables, page 4 of this Form 10-Q, states that in September 2008, you charged $468,773 in uncollectible amounts to expenses. We have the following additional comments:

      a) Tell us what the balance was at December 31, 2008 and what additional amounts were collected and/or written off in the quarter ended December 31, 2008.

      b) Revise your MD&A for the quarter and nine months end September 30, 2008 to include a robust discussion of this loan and $468,773 write-off which was material to your results of operations for both periods.

      c) Tell us why you classified this use of funds as operating cash flows for the periods presented in the statements of cash flows.

<u>Consolidated Statements Of Operations, page 5</u>

11. Explain why the minority interest amount of $89,732 on the statement of operations does not agree with the amount of $712,348 on the statement of cash flows.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter that keys your responses to our comments and provide the requested information. You should furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant